Credit Rating Agency

# EXHIBIT 9: INFORMATION REGARDING THE DESIGNATED COMPLIANCE OFFICER

HR Ratings de Mexico, S.A. de C.V. ("HR Ratings") Designated Compliance Officer information is presented as follows:

Alejandra Medina Díaz was designated as Chief Compliance Officer of HR Ratings on February 24, 2020 and is responsible for meeting compliance requirements according to the procedures established in the company's Internal Rules. She is dedicated full-time to this assignment.

Ms. Medina has over 11 years of experience in regulatory compliance of financial entities. Before joining HR Ratings, she worked as Corporate Manager at Grupo Elektra from 2017 to 2018, where she was responsible for the compliance of the company's obligations before the Mexican Banking and Securities Commission ("CNBV") and the Mexican Stock Exchange ("BMV"), designed strategies to comply with new provisions and served as advisor to the various commercial areas of the group.

From 2016 to 2017 Ms. Medina worked at Chávez Vargas Minutti Abogados, S.C., in the planification and implementation of finance projects with banking institutions and the stock market and the implementation of corporate governance standards and regulatory compliance of issuers' obligations and other regulated entities, among others.

From 2013 to 2016 Ms. Medina worked at Promotora y Operadora de Infraestructura, S.A.B de C.V. ("PINFRA"), as a Legal Manager, responsible for the corporate governance of the subsidiaries of the company and the compliance of regulatory requirements before the CNBV and the BMV of the publicly traded company.

In 2012 she worked at Galaz, Yamazaki, Ruíz Urquiza, S.C. ("Deloitte"), reviewing service agreements and in the implementation of corporate structures.

She holds a Law Degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a master's in financial law Institutions from the Universidad Panamericana (2017-2019).